Eletrobrás

DFR
Av. Pres. Vargas, 409 - 9° andar
20071-003 Rio de Janeiro RJ BR
Tel: 2514-6327 Fax: 2514-5964

06014823

CTA-DFR-7311/2006

Rio de Janeiro, June 27, 2006.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

SUPPL

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of Announcement to Shareholders.

With regards,

Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department

7/3



Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

Open Capital Company CNPJ N' 00.001 180/0001-26

ANNOUNCEMENT TO SHAREHOLDERS

We hereby inform our Shareholders that, according to the decisions taken at the 46th General Stockholders Meeting, held on April 25th, 2006, the payment of dividends will start on June 28th, 2006, in relation to the fiscal year ended 2005, to the registered shareholders on April 26th, 2006. According to existing laws and following the By-laws of ELETROBRÁS, the values below were up-dated using SELIC rate, until the date of their effective payment:

In R$ / per 1000 shares

Type/Class	Gross Value at Dec. 31st, 2005	Up-dated Value For June 28, 2006 (*)
Common shares	0,81308384	0,36418597
Preferred shares "A"	3,60923215	3,69648132
Preferred shares "B"	2,70692411	2,77236098

(*) The values were readjusted according to Decree 2673, of July 16, 1998 and Decree 3381, of March 13, 2000.

The payment conditions are as follows:

a) The values to be paid are the result of the application of the Income Tax rate of 22,5%, applicable only on the part of the remuneration correspondent to the application of the SELIC rate on dividends, from December 31, 2005 until the date of their effective payment, according to Article 1 of Law 11033, of 12/21/2004;

b) The retention of the above mentioned Income Tax, will not be applied to immune and exempt shareholders, who met the request stated in the Announcement to Shareholders published on March 23, 2006;

c) The payment will be credited at Banco Itaú, the custodian institution of ELETROBRÁS shares, in the account of the shareholder who holds an account or who proves his condition as shareholder;

d) To the shareholders whose files provide no information of the CPF/CNPJ number or indication of Bank/Branch/Account Number, the dividends will be available to them only from the third business day counted from the day when their information is up-dated in the electronic files of Banco Itaú S.A;

e) The shareholders which are users of custody will have dividends credited according to the proceedings adopted by the Stock Exchanges;

f) The shareholders whose shares are not nominative (*ações ao portador*) will have to present themselves at a Banco Itaú S.A. branch, in order to convert them into share certificates and make them subject to the payment of dividends.

g) Additional information can be obtained at the Banco Itaú branches, listed below, specialized in services to shareholders, or by the following phone number (0XX11) 5029-7780, during business hours:



Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

Open Capital Company CNPJ N' 00.001 180/0001-26

ANNOUNCEMENT TO SHAREHOLDERS

The service branches are the following:

São Paulo (SP)	Rua Boa Vista, 176 – 1º subsolo
Rio de Janeiro (RJ)	Rua Sete de Setembro, 99 – subsolo
Salvador (BA)	Av. Estados Unidos, 50 – 2º andar
Curitiba (PR)	Rua João Negrão, 65 – sobreloja
Porto Alegre (RS)	Rua Sete de Setembro, 746 – térreo
Belo Horizonte (MG)	Rua João Pinheiro, 195 térreo
Brasília (DF)	SCS Quadra 3 – Ed. Dona Ângela, 30, bl.A, sobreloja

Brasília, June 23rd, 2006.

JOSÉ DRUMOND SARAIVA
Financial and Investor Relations Director

C:\Documents and Settings\arlindo\Meus documentos\DIVID\Announcement to Shareholders June 23 2006.doc